January 22, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. H. Christopher Owings

Re:	U.S. Auto Parts Network, Inc.

Amendment No. 3 to Registration Statement on Form S-1

(File No. 333-138379)

Dear Mr. Owings:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated January 19, 2007 (the “SEC Comment Letter”) regarding Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-138379) filed by U.S. Auto Parts Network, Inc. (the “Registration Statement”). Concurrently herewith, U.S. Auto Parts Network, Inc. (the “Company”) is filing with the Commission Amendment No. 3 (the “Amendment”) to the Registration Statement. The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter and to update information since the Company’s previous filing.

The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the Amendment. Capitalized terms not otherwise defined herein have the meanings given to them in the Amendment.

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Compensation Discussion and Analysis, page 75

1. In the discussion of incentive cash bonuses, you indicate that they are awarded based on an executive’s contribution to achieving business objectives. You state that the awards are based on a subjective evaluation of each executive’s contribution towards achieving the business objectives, but it is unclear whether the business objectives are based on obtaining certain objective financial results or whether that is a subjective determination. If the business objectives are quantified, please specify those business objectives. See Item 402(b)(2)(v) of Regulation S-K.

Response: The Company has revised the Registration Statement to clarify that the determination as to each executive’s contribution to the Company’s business objectives has historically been a subjective determination and was not based upon quantifiable objectives, with the exception of the bonus that was paid to the Company’s Chief Financial Officer in 2006. A portion of his bonus was paid in connection with the successful completion of the March 2006

Securities and Exchange Commission

January 22, 2007

recapitalization and was payable in accordance with the Company’s contractual obligations to the Chief Financial Offer under his initial offer letter. Such offer letter has since been superseded in its entirety by a new employment agreement, which agreement has been filed as an exhibit to the Registration Statement. No quantifiable business objectives have been established under that agreement either as of the date hereof.

2. Please clarify how you determine the amount of each compensation element to pay and your policies for allocating between long-term and currently paid out compensation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. Also, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

Response: Historically, the Company has not had a formal policy for the determination of each compensation element payable to its executives or for allocating compensation between long-term and current compensation. In accordance with the Staff’s comments, the Company has revised the Registration Statement to further clarify that, in the past, all determinations regarding the amount of compensation and the allocation between different types of compensation to be paid to the named executive officers has been determined by the Company’s management and board of directors on a subjective, case-by-case basis, and has generally been based on a subjective evaluation of each individual’s contribution to the Company. The Company also notes that prior to March 2006, the Company had never even granted options or included a long-term component in the compensation payable to its executives. Accordingly, the Company believes it has disclosed all factors under Item 402(b)(2) that are necessary to provide investors with material information regarding compensation policies and decisions for the named executive officers. The Company recently retained a compensation consultant to assist the compensation committee to establish a compensation program, which the Company expects will include more objective criteria or formalized policies with respect to the determination of the compensation amounts and allocations for its executives, but no such program exists at this time.

3. If true, please clarify that the compensation committee has not formalized any procedures regarding grants of stock options. Otherwise, please specify the factors that will be considered in making stock option grants.

Response: The Company has revised the Registration Statement to clarify that the compensation committee has not yet formalized any procedures or established specific factors for granting stock options. The Company did not even have an equity incentive plan prior to March 2006.

Securities and Exchange Commission

January 22, 2007

Note 14. Subsequent Events (Unaudited), page F-35

4. We note the reverse stock split which occurred in January 2007 is unaudited; however, the earnings per share and share data disclosed in the balance sheet, statements of income, statements of stockholders’ equity and Note 7 Net Income per Share appear to be covered by the accountants’ report. Please advise us of the basis for determining that the stock split for which retroactive restatement of the financial statements was required showing the significant changes to earnings per share and share data was disclosure not necessary to fairly present the financial position and operating results on which the accountants’ were reporting. Alternatively, please revise to indicate that the reverse stock split is covered by the auditor’s report. Reference is made to AU Section 530.

Response: In accordance with the Staff’s comments, the auditor’s report has been revised to indicate that Note 13, regarding the reverse stock split, is covered by the report.

Exhibit 5.1

5. The legal opinion refers to the “Delaware General Corporation Law.” Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

Response: As requested by the Staff, we hereby confirm that the reference and limitation to the Delaware General Corporation Law contained in our legal opinion filed as Exhibit 5.1 to the Registration Statement includes the statutory provisions, as well as the applicable provisions of the Delaware Constitution and the reported judicial cases interpreting the Delaware General Corporation Law and applicable provisions of the Delaware Constitution.

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Any comments or questions regarding the foregoing should be directed to the undersigned at (949) 932-3665. Thank you very much for your assistance with this matter.

Sincerely,

DORSEY & WHITNEY LLP

/S/ J.R. KANG

By: J.R. Kang